EXHIBIT 23.1

                          Independent Auditors' Consent



We consent to the use of our report dated March 27, 2003 on the consolidated financial statements of Sun Network Group, Inc. and Subsidiaries as of December 31, 2002, 2001 and 2000 included herein on the registration statement of Sun Network Group, Inc on Form SB-2, Amendment No. 3, and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated March 27, 2003 contains an explanatory paragraph that states that the Company has suffered operating losses, has an accumulated deficit, has cash used in operations and has a working capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


SALBERG & COMPANY, P.A.
Boca Raton, Florida
September 9, 2003